UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

|X|      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934


                      For the year ended December 31, 1999


                                                     OR

|_|      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         Commission File Number: 0-25544

                                 ---------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Miravant Medical Technologies
                336 Bollay Drive, Santa Barbara, California 93117

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Miravant Medical Technologies as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

                                    By:  /s/  John M. Philpott
                                    --------------------------
                                              John M. Philpott
                                              Chief Financial Officer

Dated:   June 26, 2000



                          Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan


Financial Statements:
   Report of Independent Auditors..................................................................................3
   Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998................................4
   Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1999 and 1998.......5
   Notes to Financial Statements...................................................................................6


Supplemental Schedules:

   Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year............................10
   Schedule H, Line 4j - Schedule of Reportable Transactions.......................................................11



                         Report of Independent Auditors

Plan Administrator
Miravant Medical Technologies
401(k)-Employee Stock Ownership Plan


We have audited the accompanying statements of net assets available for benefits of the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                     /s/ ERNST & YOUNG LLP
                                                     ---------------------
                                                         ERNST & YOUNG LLP

Woodland Hills, CA
June 20, 2000

                          Miravant Medical Technologies
                      401(k)-Employee Stock Ownership Plan
                 Statements of Net Assets Available for Benefits



                                                                                        December 31,
                                                                                 1999                  1998
                                                                           ------------------    ------------------
Assets:
   Employer contribution receivable..........................................      $   4,950             $  23,500
   Participant contribution receivable.......................................          3,120                 3,660
Investments, at fair value:
   Short-term investments....................................................            190                 1,450
   Miravant Medical Technologies common stock................................        167,960                71,840
                                                                           ------------------    ------------------
Total assets.................................................................        176,220               100,450

Liabilities:
   Unsettled trade...........................................................             --                 1,360
                                                                           ------------------    ------------------
Total liabilities............................................................             --                 1,360

Net assets available for benefits............................................      $ 176,220             $  99,090
                                                                           ==================    ==================


















See accompanying notes.

                          Miravant Medical Technologies
                      401(k)-Employee Stock Ownership Plan
           Statements of Changes in Net Assets Available for Benefits


                                                                                             Year Ended December 31,
                                                                                            1999                  1998
                                                                                      ------------------    -----------------
Additions to net assets attributed to:
  Participant contributions.......................................................           $  67,820        $      70,470
  Employer matching contributions.................................................              34,030               35,060
  Investment income (loss):
    Interest income...............................................................                  30                   30
    Net realized and unrealized depreciation in fair value of common stock
     investments..................................................................              (9,450)             (37,510)
                                                                                      ------------------    -----------------
Total additions...................................................................              92,430               68,050

Deductions to net assets attributed to:
   Benefit payments to participants...............................................               15,140               6,630
   Administrative expenses........................................................                  160                 120
                                                                                      ------------------    -----------------
Total deductions..................................................................               15,300               6,750

Net increase......................................................................               77,130              61,300

Net assets available for benefits:

   Beginning of the year..........................................................               99,090              37,790
                                                                                      ------------------    -----------------

   End of the year................................................................            $  176,220        $    99,090
                                                                                      ==================    =================







See accompanying notes.

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
                          Notes to Financial Statements
                                December 31, 1999

1.   Plan Description


     The Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan (the "Plan") was established to assist eligible employees of Miravant Medical Technologies (the "Company") to acquire and accumulate shares of common stock of the Company through payroll deductions. The following plan description provides only summary information; reference should be made to the Plan document for more complete information.

     Substantially all employees of the Company having at least three months of employment with the Company (as defined in the Plan document) are eligible to participate in the Plan. The Plan provides that participants may elect to contribute from 1% to 6% of their compensation up to the maximum limits permitted by the Internal Revenue Code (the "Code"). The Code also places limits on the total amount which can be added to any employee's accounts for a given year which apply in aggregate to all retirement plans sponsored by the Company.

     Under the provisions of the Plan, participant contributions are invested by the trustee in the Company's common stock no later than the close of the third business day following the receipt of the participants' contributions from the Company. Upon receipt of the participant contributions, but prior to the investment in the Company's common stock, the funds are temporarily invested by the trustee in short-term investments or U.S. Treasury obligations.

     Participants in the Plan become eligible for a discretionary Company matching contribution immediately upon enrolling in the Plan. All matching contributions are invested in the Company's common stock and the matching contribution percentage for each plan year is determined by the Company's Board of Directors prior to the start of the Plan year. The Company's matching contributions are made on a quarterly basis, and may be in the form of cash, shares of the Company's common stock, any other assets or any combination thereof. The employer's matching contribution in the form of common stock is determined by using the closing market price on the last business day of each quarter. Matching cash contributions are invested by the trustee in the Company's common stock within three business days of receipt of the cash contribution. For the years ended December 31, 1999 and 1998, the Board of Directors directed the Company to match half of the amounts contributed by the participants. The amounts contributed by the Company during 1999 and 1998 were made in the form of the Company's common stock and cash.

     Participants become fully vested in the portion of the Company's matching contributions allocated to their accounts if they are employed by the Company after a designated time period according to the following vesting schedule:

               Years of Service                            Vested Percentage
               ----------------                            -----------------
               Less than 2 years                                        0%
               Two years                                               10%
               Three years                                             30%
               Four years                                              60%
               Five or more years                                     100%

     Additionally, participants become fully vested in the portion of the Company's matching contributions allocated to their accounts if they are employed by the Company immediately prior to retirement (on or after the age of 59 1/2), permanent disability or death.

     If a participant leaves the Company prior to retirement, the portion of his or her matching account which is not vested will be forfeited. Forfeitures are divided among the accounts of the remaining participants in accordance with specific conditions defined in the Plan. The Plan also contains a rehire and reinstatement provision, for which the terms and conditions are defined in the Plan. The forfeitures reallocated for the years ended December 31, 1999 and 1998 were $4,046 and $3,702, respectively.

     Common stock, plus cash for any partial share credited to a participant's account, will be generally distributed to the participant (or the participant's designated beneficiary or estate) in full, within certain limitations and restrictions as provided in the Plan document, no later than 60 days after the end of the Plan year during which a participant becomes eligible for a distribution due to permanent disability, death, retirement or termination of employment. Prior to termination of employment, shares can be distributed to a participant upon attaining age 59 1/2 while still an employee or for emergencies at the discretion of the Plan Administrator, as provided in the Plan document.

     The Plan's assets, which consist principally of the Company's common stock, are held in safekeeping for custodial purposes by an independent trustee. Contributions are managed by the trustee, which invests cash received and interest, and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

     The Company currently expects to continue the Plan indefinitely and to continue to make contributions under the Plan. However, there is no contractual commitment requiring the Company to continue to make these contributions to the Plan. The Company's Board of Directors has the right to alter or terminate the Plan at any time and for any reason, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

     Participant Contributions

     Contributions are recorded when the Company makes payroll deductions from the Plan participants.

     Participant Withdrawals

     Participant withdrawals and payments made to terminated participants are recorded on the date distributions are made.

     Stock Purchases

     Stock purchases are made by the Plan's trustee by the close of the third business day following receipt of the participant or cash matching contributions from the Company.

     Investment Valuation

     The Plan's investments are stated at fair value. The closing market share price as of December 31 is used to value shares of the Company's common stock.

     Plan Expenses

     Substantially all of the plan expenses are paid for by the Company.

3.   Income Tax Status

     The Plan received a determination letter from the Internal Revenue Service dated September 15, 1999, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

4.   Administrative Expenses

     Certain administrative functions are performed by officers or employees of the Company. No officer or employee receives compensation from the Plan. Substantially all expenses associated with the establishment, operation and administration of the Plan are paid by the Company.

5.   Party-In-Interest Transactions

     The Company and the trustee are parties-in-interest with respect to the Plan under the provisions of ERISA. The records of the Plan indicate no party-in-interest transactions which are prohibited by ERISA Section 406 and for which no statutory or administrative exemption exists.

6.   Differences Between Financial Statements and Form 5500

     Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid. As such, benefits paid per the financial statements differ from benefits paid per the Form 5500 by $3,930 and $4,170 for the years ended December 31, 1999 and 1998, respectively, due to the amounts allocated to withdrawn participants. Additionally, the Form 5500 does not reflect amounts contributed to the Plan by participants for the final pay period of 1999. As such, the financial statements differ from participant contributions per the Form 5500 as of December 31, 1999 and for the year then ended by $1,465. There was no such difference for the Plan year ended December 31, 1998.

7.   Subsequent Event

     In January 2000, the Board of Directors approved an increase to the Company's matching percentage from 50 percent to 100 percent effective January 1, 2000.


       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
 Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year*
                                December 31, 1999



            Identity of Issue              Description of Asset                      Cost          Current Value
------------------------------------------ ------------------------------------ ---------------- -----------------
  Miravant Medical Technologies Common
                 Stock**                              18,035 shares                   $ 215,800     $     167,960

              Sanwa Bank**                       Short-term investments               $     190     $         190


* Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

**   Party-In-Interest






       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
           Schedule H, Line 4j - Schedule of Reportable Transactions*
                          Year Ended December 31, 1999

                                                                                              Current Value of
   Identity of Party                                    Purchase      Selling     Cost of         Asset on      Net Gain/(Loss)
       Involved             Description of Asset          Price        Price       Asset      Transaction Date
------------------------ ---------------------------- -------------- ----------- ----------- ------------------ --------------
   Miravant Medical
    Technologies**       Common Stock

                                                            $70,210          --    $ 70,210           $ 70,210           --
                                                                 --    $  1,610    $  2,040           $  1,610       ($ 430)

     Sanwa Bank**        Short-term investments

                                                            $72,080          --    $ 72,080           $ 72,080           --
                                                                 --    $ 73,320    $ 73,320           $ 73,320           --




* Transactions in excess of five percent of the current value of the Plan's assets as of January 1, 1999 as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

**   Party-In-Interest


                                INDEX TO EXHIBITS

Exhibit                                                  Incorporating Reference
Number                Description                          (If Applicable)
------                -----------                          ---------------

23.1                  Consent of Independent Auditors